Exhibit 3.3

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

IX Acquisition Corp (ROC # 372185) (the "Company")

TAKE NOTICE that by Extraordinary General Meeting of the shareholders of the Company dated 9th October 2024, the following resolutions were passed:

3             Amended and Restated Memorandum and Articles

Special Resolution No. 1 – The Third Extension Amendment Proposal

3.1           It was resolved as a special resolution, to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) pursuant to an amendment to the Charter in the form set forth in Annex A of the accompanying proxy statement to give the Company’s board of directors (the “Board”) the right to extend the date by which the Company must consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”) from October 12, 2024 on a monthly basis up to twelve (12) times to October 12, 2025 (or such earlier date as determined by the Board) (the “Third Extension Amendment Proposal”);

Accordingly, pursuant to the amendment to the Charter in the form set forth in Annex A:

3.2           It was resolved as a special resolution that the Second Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.7 in its entirety and the insertion of the following language in its place:

“49.7 In the event that the Company does not consummate a Business Combination by October 12, 2025, or (i) such earlier date as may be determined by the Directors, (ii) or such later date as the Members may approve in accordance with the Articles, the Company shall:

(a)             cease all operations except for the purpose of winding up;

(b)             as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)             as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

www.verify.gov.ky File#: 372185

3.3           It was resolved as a special resolution that the Second Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.8 in its entirety and the insertion of the following language in its place:

“49.8 In the event that any amendment is made to the Articles:

(a)             to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by October 12, 2025, or (i) such earlier date as may be determined by the Directors, (ii) or such later date as the Members may approve in accordance with the Articles; or

(b)             with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.”

Resolution No. 2 –The Auditor Ratification Proposal

3.4           It was resolved as an ordinary resolution, to ratify the selection by the audit committee of the Board for Marcum LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2024 (the “Auditor Ratification Proposal”); and

Resolution No. 3 – The Adjournment Proposal

3.5           It was resolved as an ordinary resolution, to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Third Amendment Extension Proposal and the Auditor Ratification Proposal, or if we otherwise determine that additional time is necessary to effectuate the Third Amendment Extension Proposal, which will only be presented at the Extraordinary General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Third Amendment Extension Proposal and the Auditor Ratification Proposal, in which case the Adjournment Proposal will be the only proposal presented at the Extraordinary General Meeting or (ii) if the Board determines before the Extraordinary General Meeting that it is not necessary or no longer desirable to proceed with the proposals.

Kesrene Estrella-Dabrio

Corporate Administrator for and on behalf of

Maples Corporate Services Limited

Dated this 11th day of October 2024

www.verify.gov.ky File#: 372185